

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 25, 2015

Edmar Prado Lopes Neto
Gol Intelligent Airlines Inc.
Praça Comandante Linneu Gomes, S/N Portaria 3,
Jardim Aeroporto
04626-020 São Paulo, São Paulo
Federative Republic of Brazil

      Re: **Gol Intelligent Airlines, Inc.**
            Form 20-F for the Year Ended December 31, 2014
            Filed April 30, 2015
            File No. 001-32221

Dear Edmar Prado Lopes Neto:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Melissa Raminpour

                            Melissa Raminpour
                            Branch Chief
                            Office of Transportation and Leisure